UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 15

CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION UNDER SECTION 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934 OR SUSPENSION OF DUTY TO FILE REPORTS UNDER SECTIONS 13 AND 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Commission File Number: 1-1445

HAVERTY FURNITURE COMPANIES, INC.

(Exact name of registrant as specified in its charter)

780 Johnson Ferry Road, NE., Suite 800, Atlanta, Georgia 30342

404-443-2900

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Plan interest under the Haverty Furniture Companies, Inc. Thrift Plan and Common Stock, $1.00 par value per share, purchasable pursuant to the Haverty Furniture Companies, Inc. Thrift Plan

(Title of each class of securities covered by this Form)

Common Stock, par value $1.00 per share

Class A Common Stock, par value $1.00 per share

(Titles of all other classes of securities for which a duty to file reports under Section 13(a) or 15(d) remains)

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports.

Rule 12g-4(a)(1)(i)	☐	Rule 12h-3(b)(1)(i)	☒*
Rule 12g-4(a)(1)(ii)	☐	Rule 12h-3(b)(1)(ii)	☐
Rule 12g-4(a)(2)(i)	☐	Rule 12h-3(b)(2)(ii)	☐
Rule 12g-4(a)(2)(ii)	☐	Rule 12h-3(b)(2)(ii)	☐
		Rule 15d-6	☐

*The Haverty Furniture Companies, Inc. Thrift Plan has been amended to provide that employee salary deferral contributions may no longer be invested in the above-referenced employer securities. Therefore, pursuant to SEC Release 33-6188, plan interests are exempt from registration and Form 11-K no longer needs to be filed.

Approximate number of holders of record as of the certification or notice date:	None

Pursuant to the requirements of the Securities Exchange Act of 1934, Haverty Furniture Companies, Inc. has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

HAVERTY FURNITURE COMPANIES, INC.

Date:	April 22, 2009	By:	/s/ Jenny Hill Parker
Jenny Hill Parker, Vice President, Secretary and Treasurer

Pursuant to the requirements of the Securities Exchange Act of 1934, Haverty Furniture Companies, Inc. Thrift Plan has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

HAVERTY FURNITURE COMPANIES, INC. THRIFT PLAN
		By:	HAVERTY FURNITURE COMPANIES, INC.

Date:	April 22, 2009	By:	/s/ Bonnie A. Webb
Bonnie A. Webb, Assistant Vice President, Human Resources